                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                           Internet America, Inc.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                   Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   46058Y109
    -----------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                                       Michael T. Maples
Richard F. Dahlson, Esquire                            Internet America
   Jackson Walker L.L.P.                               One Dallas Centre
901 Main Street, Suite 6000                     350 North St. Paul, Suite 3000
    Dallas, Texas 75202                               Dallas, Texas 75201
       (214) 953-6000                                   (214) 861-2500

-------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              September 12, 1999
    -----------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46058Y109                   13D                    Page 2 of 17 Pages



-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Michael T. Maples
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    N/A
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
-------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                               190,563
                      ---------------------------------------------------------
     NUMBER OF        8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY               1,880,856
      OWNED BY        ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  190,563
        WITH          ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,880,856
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,880,856
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


13D.WPD:

CUSIP NO. 46058Y109                   13D                     Page 3 of 17 Pages



-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    James T. Chaney
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    N/A
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
-------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                               19,816
                      ---------------------------------------------------------
     NUMBER OF        8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY               1,880,856
      OWNED BY        ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  19,816
        WITH          ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,880,856
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,880,856
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 46058Y109                   13D                     Page 4 of 17 Pages



-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Douglas L. Davis
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    N/A
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
-------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                               151,690
                      ---------------------------------------------------------
     NUMBER OF        8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY               1,880,856
      OWNED BY        ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  151,690
        WITH          ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,880,856
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,880,856
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 46058Y109                   13D                   Page 5 of 17 Pages



-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    John James Stewart, III
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    N/A
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
-------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                               9,914
                      ---------------------------------------------------------
     NUMBER OF        8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY               1,880,856
      OWNED BY        ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  9,914
        WITH          ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,880,856
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,880,856
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 46058Y109                   13D                   Page 6 of 17 Pages



-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    D. Jackson Chaney
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    N/A
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
-------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                               1,000
                      ---------------------------------------------------------
     NUMBER OF        8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY               1,880,856
      OWNED BY        ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  1,000
        WITH          ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,880,856
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,880,856
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 46058Y109                   13D                   Page 7 of 17 Pages



-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Jack T. Smith
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    N/A
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
-------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                               467,811
                      ---------------------------------------------------------
     NUMBER OF        8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY               1,880,856
      OWNED BY        ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  467,811
        WITH          ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,880,856
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,880,856
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 46058Y109                   13D                   Page 8 of 17 Pages



-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Gary L. Corona
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    N/A
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
-------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                               66,999
                      ---------------------------------------------------------
     NUMBER OF        8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY               1,880,856
      OWNED BY        ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  66,999
        WITH          ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,880,856
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,880,856
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 46058Y109                   13D                   Page 9 of 17 Pages



-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    William O. Hunt
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    N/A
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
-------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                               508,385
                      ---------------------------------------------------------
     NUMBER OF        8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY               1,880,856
      OWNED BY        ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  508,385
        WITH          ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,880,856
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,880,856
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 46058Y109                   13D                   Page 10 of 17 Pages



-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    B&G Partnership, Ltd.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    N/A
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
-------------------------------------------------------------------------------
                      7        SOLE VOTING POWER

                               0
                      ---------------------------------------------------------
     NUMBER OF        8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY               1,880,856
      OWNED BY        ---------------------------------------------------------
        EACH           9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  0
        WITH          ---------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                               1,880,856
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,880,856
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]


-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    25.6%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 46058Y109                   13D                    Page 11 of 17 Pages


SCHEDULE 13D

         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Schedule 13D and incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER. The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.01 per share (the "Common Stock"), of Internet America, Inc., a Texas corporation (the "Company"), which are covered by that certain Voting Agreement, dated as of September 12, 1999 (the "Voting Agreement"), by and among the Company, PDQ.Net, Incorporated, a Texas corporation ("PDQ"), Michael T. Maples, James T. Chaney, Douglas L. Davis, John James Stewart III, D. Jackson Chaney, Jack T. Smith, Gary
L. Corona, William O. Hunt, B&G Partnership, Ltd. (collectively, the "Reporting Persons"), William E. Ladin, Jr., J. N. Palmer Family Partnership, Richard L. Kelley, Jr., Mark C. Williams and Ernest D. Rapp (collectively, the "PDQ Shareholders"). The Voting Agreement was entered into in connection with the execution of the Merger Agreement, dated as of September 12, 1999, between the Company, GEEK Houston II, Inc., a Texas corporation and wholly-owned subsidiary of the Company ("Merger Sub"), PDQ and certain shareholders of PDQ (the "Merger Agreement"). Pursuant to the Voting Agreement, the Reporting Persons have agreed to vote any and all of their shares of Common Stock of the Company (the "Shares"): (i) in favor of the adoption of the Merger Agreement and the approval of all other actions contemplated by the Merger Agreement; and (ii) against any action or agreement that would result in a breach of any covenant, representation, warranty or other obligation or agreement of the Company under the Merger Agreement. The Company intends to hold a special meeting of shareholders to, among other things, approve the Merger Agreement. The Voting Agreement and the Merger Agreement are more fully described in Item 4 to this
Schedule 13D.

         The address of the principal executive offices of the Company is One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND. As parties to the Voting Agreement, the Reporting Persons may be deemed to beneficially own all of the Shares covered by the Voting Agreement. This Schedule 13D, therefore, constitutes the joint filing by the Reporting Persons to report the transactions covered by the Voting Agreement.

         The name, residence or business address and principal occupation of each of the Reporting Persons is set forth below. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the natural persons who are Reporting Persons are citizens of the United States. B&G Partnership, Ltd. is a Texas limited partnership.

CUSIP NO. 46058Y109                   13D                    Page 12 of 17 Pages




REPORTING PERSON                    PRINCIPAL ADDRESS                 PRINCIPAL OCCUPATION/BUSINESS
----------------                    -----------------                 -----------------------------

Michael T. Maples                   350 North St. Paul, Suite 3000    President, Chief Executive Officer and
                                    Dallas, Texas 75201               Director of the Company

James T. Chaney                     350 North St. Paul, Suite 3000    Chief Financial Officer, Vice President and
                                    Dallas, Texas 75201               Treasurer of the Company

Douglas L. Davis                    350 North St. Paul, Suite 3000    Chief Operating Officer and Vice President
                                    Dallas, Texas 75201               of the Company

John James Stewart, III             350 North St. Paul, Suite 3000    Vice President - Customer Care of the
                                    Dallas, Texas 75201               Company

D. Jackson Chaney                   350 North St. Paul, Suite 3000    Vice President - Business Services
                                    Dallas, Texas 75201

Jack T. Smith                       Westcott LLC                      Businessman and Director of the Company
                                    100 Crescent Court, Suite 1620
                                    Dallas, Texas 75201

Gary L. Corona                      Westcott LLC                      Businessman and Director of the Company
                                    100 Crescent Court, Suite 1620
                                    Dallas, Texas 75201

William O. Hunt                     17604 Woods Edge Drive            Businessman and Chairman of the Board of
                                    Dallas, Texas 75287               the Company

B&G Partnership, Ltd.               17604 Woods Edge Drive            Investments
                                    Dallas, Texas 75287

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. This Schedule 13D is filed pursuant to the Voting Agreement described in Item 4 of this Schedule 13D. No funds were used by the Reporting Persons in connection with entering into the Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION. This Schedule 13D is being jointly filed by the Reporting Persons to report the transactions contemplated by the Merger Agreement and the Voting Agreement.

         On September 12, 1999, the Company entered into the Merger Agreement with Merger Sub, PDQ and certain shareholders named therein, pursuant to which Merger Sub will merge with and into PDQ, with PDQ surviving as a wholly owned subsidiary of the Company (the "Merger"). The consideration for the Merger is 2,425,000 shares of the Company's Common Stock. Upon completion of the Merger, PDQ will have two designees to the board of directors of the Company. The Merger is subject to customary closing conditions, including the consent of the shareholders of both the Company and PDQ. Subject to such conditions, the Company expects the Merger to be completed by December 15, 1999. The Merger Agreement is attached hereto as Exhibit A and any description of the Merger or the Merger Agreement is qualified in its entirety by reference thereto.

CUSIP NO. 46058Y109                   13D                    Page 13 of 17 Pages



         Concurrently with the execution and delivery of the Merger Agreement, the Company, PDQ, the Reporting Persons and the PDQ Shareholders entered into the Voting Agreement. The Voting Agreement provides that the Reporting Persons:
(i) will not sell or transfer any of the Shares or any interest therein to any person other than another Reporting Person, provided, however that each Reporting Person may sell or transfer up to 5% of such Reporting Person's Shares to any person; and (ii) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the Company's shareholders, however called, or in connection with any written consent of the Company's shareholders, each Reporting Person will appear at the meeting or otherwise cause his or its Shares to be counted as present for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Shares (A) in favor of the adoption of the Merger Agreement and the approval of all other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof, and (B) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement. Each Reporting Person further agrees not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of any provision contained in the Voting Agreement. The Voting Agreement is attached hereto as Exhibit B and any description of the Voting Agreement is qualified in its entirety by reference thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. The contents of the cover pages of this Schedule 13D are incorporated by reference into this Item 5 for each Reporting Person. Additionally, none of the Reporting Persons had any transactions in the securities of the Company 60 days prior to September 12, 1999 (the date of the event which requires filing this Statement), except as follows: (i) Mr. Smith sold on the open market 1,000 shares of Common Stock on August 13, 1999, 2,000 shares of Common Stock on August 16, 1999 and 1,000 shares of Common Stock on August 18, 1999, all at $14.00 per share; (ii) Mr. Corona sold on the open market 500 shares of Common Stock at $14.25 per share;
(iii) B&G Partnership, Ltd. granted gifts totaling 5,000 shares of Common Stock on August 23, 1999; (iv) Mr. Davis exercised options to purchase 112,500 shares of Common Stock on August 2, 1999 for $1.67 per share and sold on the open market 60,000 of such shares on August 5, 1999 for $12.24 per share, 100 of such shares on August 6, 1999 for $15.00 per share, 1,500 of such shares on August 9, 1999 for $14.50 per share, 500 of such shares on August 9, 1999 for $14.74 per share, 9,610 of such shares on August 10, 1999 for $13.13 per share and 1,600 of such shares on August 11 for $13.00 per share and (v) Mr. Stewart exercised options to purchase 6,000 shares of Common Stock on August 3, 1999 for $1.67 per share and on August 3, 1999 sold on the open market 2,000 of such shares for $15.88 per share, 2,000 of such shares for $16.00 per share and 2,000 of such shares for $16.13 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Except as set forth herein, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of the Company.

CUSIP NO. 46058Y109                   13D                    Page 14 of 17 Pages



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits:

        Exhibit A:         Merger Agreement, dated as of September 12, 1999,
                           between Internet America, Inc., GEEK Houston II,
                           Inc., PDQ.Net, Incorporated and certain shareholders named therein.

        Exhibit B:         Voting Agreement, dated as of September 12, 1999, by
                           and between Internet America, Inc., PDQ.Net,
                           Incorporated and certain shareholders named therein.

CUSIP NO. 46058Y109                   13D                    Page 15 of 17 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 11, 1999                 /s/ Michael T. Maples
                                        ----------------------------------------
                                        Michael T. Maples



                                        /s/ James T. Chaney
                                        ----------------------------------------
                                        James T. Chaney



                                        /s/ Douglas L. Davis
                                        ----------------------------------------
                                        Douglas L. Davis



                                        /s/ John James Stewart, III
                                        ----------------------------------------
                                        John James Stewart, III



                                        /s/ D. Jackson Chaney
                                        ----------------------------------------
                                        D. Jackson Chaney



                                        /s/ Jack T. Smith
                                        ----------------------------------------
                                        Jack T. Smith



                                        /s/ Gary L. Corona
                                        ----------------------------------------
                                        Gary L. Corona

CUSIP NO. 46058Y109                   13D                    Page 16 of 17 Pages



                                        /s/ William O. Hunt
                                        ----------------------------------------
                                        William O. Hunt

                                        B&G PARTNERSHIP, LTD.



                                        By: /s/ William O. Hunt
                                           -------------------------------------
                                                William O. Hunt, General Partner

CUSIP NO. 46058Y109                   13D                    Page 17 of 17 Pages



                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER       DESCRIPTION
  -------      -----------

     A         Merger Agreement, dated as of September 12, 1999, between
               Internet America, Inc., GEEK Houston II, Inc., PDQ.Net,
               Incorporated and certain shareholders named therein.

     B Voting Agreement, dated as of September 12, 1999, by and between Internet America, Inc., PDQ.Net, Incorporated and certain shareholders named therein.